Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	3 Months
	Ended
	March 31,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings, as defined:
Income from Continuing Operations Before
Income Taxes	$625	$1,239	$538	$1,273	$1,230	$1,061
Less earnings of equity method investments					1	2
Distributed income from equity method investments		7	1		3	1
	625	1,246	539	1,273	1,232	1,060

Total fixed charges as below	205	698	513	568	609	559
Less:
Capitalized interest	11	30	43	57	55	23
Preferred security distributions of subsidiaries
on a pre-tax basis	6	21	24	27	23	24
Interest expense and fixed charges related to
discontinued operations	3	12	15	16	39	38
Total fixed charges included in Income from
Continuing Operations Before Income Taxes	185	635	431	468	492	474

Total earnings	$810	$1,881	$970	$1,741	$1,724	$1,534

Fixed charges, as defined:
Interest on long-term debt	$159	$481	$397	$478	$522	$482
Interest on short-term debt and other interest	14	46	34	28	35	13
Amortization of debt discount, expense and
premium - net	15	110	15	12	8	11
Estimated interest component of operating rentals	11	39	42	22	21	29
Preferred securities distributions of subsidiaries
on a pre-tax basis	6	21	24	27	23	24
Fixed charges of majority-owned share of 50% or
less-owned persons		1	1	1

Total fixed charges (a)	$205	$698	$513	$568	$609	$559

Ratio of earnings to fixed charges	4.0	2.7	1.9	3.1	2.8	2.7
Ratio of earnings to combined fixed charges and
preferred stock dividends (b)	4.0	2.7	1.9	3.1	2.8	2.7

(a)	Interest on unrecognized tax benefits is not included in fixed charges.
(b)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.